Section 240.14a-103  Notice of Exempt Solicitation.
                  Information to be included in statements submitted
                        by or on behalf of a person pursuant to
                                 Section 240.14a-6(g)
                             Notice of Exempt Transaction

1.  Name of Registrant:

CONRAIL INC.
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2.  Name of person relying on exemption:

WYSER-PRATTE & CO., INC.
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3.  Address of person relying on the exemption:

63 Wall Street, New York, NY 10005
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4.  Written materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1). See Exhibit 1 attached hereto and incorporated herein by reference.

                                                          Exhibit 1
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For Immediate Release

Contact:      Mr. Guy Wyser-Pratte
              President

              Mr. Eric Longmire
              Senior Managing Director

                    WYSER-PRATTE & CO. SEEKS ANTIDOTE
                       TO CONRAIL POISON PILL

NEW YORK, NY - January 13, 1997. Wyser-Pratte & Co., Inc., a registered broker-dealer located in New York City, announced today that it intends to seek an amendment to the By-Laws of Conrail Inc. which would encourage greater responsiveness by Conrail to the views of its shareholders and maximize value for all shareholders of Conrail. Under the proposal, antitakeover defenses (such as Conrail's poison pill) against certain premium cash tender offers, including the pending offer by Norfolk Southern Corporation, would have to be terminated after ninety days unless shareholders approved the board's opposition to the offer. If the Conrail board determined that it could not redeem the poison pill as required by the by-law because of its existing merger agreement with CSX Corporation, then the by-law would require that any business combination with CSX must be approved by a majority of disinterested shareholders of Conrail in addition to any other vote that may be required under law or the CSX merger agreement.

Wyser-Pratte plans to introduce its proposal at the next annual meeting of shareholders of Conrail. Conrail has not yet announced the date of its next annual meeting, but has in the past held that meeting in May. Under Conrail's by-laws, notice of the proposal must be delivered to Conrail no sooner than January 15, nor later than February 14, unless the annual meeting date is changed by more than 30 days from May 15. Wyser-Pratte presently intends to send Conrail notice of the proposal within the applicable time period.

Commenting on the proposal, Mr. Guy P. Wyser-Pratte, President of Wyser-Pratte & Co., Inc., said "Conrail is attempting to coerce its shareholders into approving the CSX offer which brings significantly less value to shareholders than the opposing Norfolk Southern bid. By manipulating its poison pill defense, granting a lock-up stock option, providing for enormous break-up fees and extending beyond any reasonable period its lock-out of other bids, Conrail is effectively disenfranchising its shareholders and eviscerating their basic property rights. The proposal attempts to put shareholders back in the picture. Although it is impossible to level the playing field, the proposal, if approved, would require Conrail to prove to its shareholders that management's preferred transaction is also best for shareholders."

Under Conrail's by-laws, Wyser-Pratte & Co., Inc. may make the proposal since it is the beneficial owner of 385,200 shares of Conrail and the record holder of 100 shares.